UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

      Waste Systems International, Inc. (f/k/a BioSafe International Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    94106P209
               ---------------------------------------------------
                                 (CUSIP Number)

                          Wendy Schnipper Clayton, Esq.
                           DDJ Capital Management, LLC
                           141 Linden Street, Suite 4
                            Wellesley, MA  02482-7910
                                  781-283-8500
--------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                  June 29, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
  schedule because of Rule 13d-1(b) (3) or (4), check the following box [   ].

  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

                                  SCHEDULE 13D

CUSIP NO. 94106P209                     PAGE 2 OF 8 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Capital Management, LLC
     04-3300754
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [   ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [   ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Commonwealth of Massachusetts

NUMBER OF           7         SOLE VOTING POWER
SHARES                        11,092,315
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     11,092,315
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11,092,315
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [   ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     42.7%
14   TYPE OF REPORTING PERSON *
     IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 94106P209                     PAGE 3 OF 8 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     B III Capital Partners, L.P.
     04-3341099
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        11,092,315
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     11,092,315
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11,092,315
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     42.7%
14   TYPE OF REPORTING PERSON *
     PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 94106P209                     PAGE 4 OF 8 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Capital III, LLC
     04-3317544
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        11,092,315
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     11,092,315
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11,092,315
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     42.7%
14   TYPE OF REPORTING PERSON *
     OO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 94106P209                     PAGE 5 OF 8 PAGES

ITEM 1.   SECURITY AND ISSUER:

     This Amendment No. 7 to Schedule 13D ("Amendment No. 7") should be read in conjunction with the Schedule 13D dated June 26, 1997 ("Schedule 13D"), Amendment No. 1 to Schedule 13D dated May 11, 1998, Amendment No. 2 to Schedule 13D dated August 3, 1998, Amendment No. 3 to Schedule 13D dated February 26, 1999, Amendment No. 4 to Schedule 13D dated May 6, 1999, Amendment No. 5 to
Schedule 13D dated July 30, 1999 and Amendment No. 6 to Schedule 13D date December 28, 1999 (collectively, "Amendment Nos. 1-6") each as filed with the Securities and Exchange Commission by DDJ Capital Management, LLC, a Massachusetts limited liability company, and certain affiliates. This Amendment No. 7 amends the Schedule 13D and Amendment Nos. 1-6 only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D, Amendment Nos. 1-6.

     This filing of this Amendment No. 7 is not, and should not be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

     This statement relates to shares of the common stock , par value of $.01 per share, (the "Shares") of Waste Systems International, Inc. (f/k/a BioSafe International, Inc.) (the "Company"). The principal executive offices of the Company are located at Lexington Office Park, 420 Bedford Street, Suite 300, Lexington, MA 02173.

ITEM 3.   SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     Item 3 is amended by adding the following paragraphs:

     On May 18, 2000, the Fund purchased on the secondary market Units consisting of $10,000,000 face amount of Senior Notes due 2006 and Warrants to purchase 150,000 shares of common stock for cash in the amount of $5,709,388.89. The Fund may, at any time beginning 9/2/99 until 3/2/04, convert the Warrants into Shares at a conversion price equal to $6.25 per Share. Accordingly, as a result of its ownership of these additional Warrants, the Fund may be deemed to beneficially own an additional 150,000 Shares, all of which Shares have been included in this filing.

     On June 29, 2000, the Fund exchanged with the Company $22,319,222 principal amount, including accrued and unpaid interest, of the Company's 7% Subordinated Notes for 23,100 shares of Series F Convertible Preferred Stock. The Fund is entitled to receive

                                  SCHEDULE 13D

CUSIP NO. 94106P209                     PAGE 6 OF 8 PAGES



an 8% accruing dividend, compounded annually, payable in arrears, at the Company's option either in cash or additional shares of Series F Convertible Preferred Stock. The conversion rate is the liquidation preference ($1,000 per share plus accrued and unpaid interest) divided by $8.00. The Series F Convertible Preferred Stock is convertible either at the option the holder at any time or at the option of the Company, in the event the closing sale price of the common stock equals or exceeds the conversion price for 20 consecutive trading days. As a result, the Fund no longer owns 7% Subordinated Notes. As a result of its ownership of the shares of the Series F Convertible Preferred Stock, it may be deemed the beneficial owner of 2,887,500 Shares.

     Other than the noted in this statement, no purchases and/or sales have occurred within that last sixty days of this filing; therefore there will not be a Schedule B attached to this statement.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER:

     Paragraph (a) in Item 5 is deleted in its entirety and amended as set forth below.

     (a) The Fund beneficially owns, and DDJ III and DDJ may be deemed to beneficially own as general partner and investment manager, respectively, of the Fund, 11,092,315 Shares (assuming conversion of all of its Series F Convertible Preferred Stock, exercise of all its Warrants and conversion of all shares of Series D Preferred - see Item 3), or approximately 42.7% of the Shares of the Company. David J. Breazzano and Judy K. Mencher, each a principal of DDJ, serve on the Board of Directors of the Company and have been granted stock options pursuant to the Company's 1995 Stock Option Plan for Non-employee Directors. As of the date of filing, Mr. Breazzano may be deemed to beneficially own 12,250 shares of common stock as a result of ownership of stock options exercisable within 60 days. As of the date of filing, Ms. Mencher may be deemed to beneficially own 12,055 shares of common stock as a result of ownership of stock options exercisable within 60 days. Other than as set forth in this Item 5, neither DDJ nor any of the DDJ Affiliates and, to the best knowledge of DDJ and the DDJ Affiliates, none of the persons named in Schedule A, beneficially own any other Shares.

                                  SCHEDULE 13D

CUSIP NO. 94106P209                     PAGE 7 OF 8 PAGES


ITEM 6.   Contracts, Arrangements, Understandings or Relationships
               With Respect to Securities of the Issuer.

     Item 6 is amended by adding the following paragraph:

     The Company and the Fund are parties to a Registration Rights Agreement by and between the Company and the Fund, dated as of June 29, 2000, obligating the Company to register the Common Stock issuable upon the conversion of the Series F Convertible Preferred Stock under the Securities Act of 1933, as amended.





                                   Signature:


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC


By:  / s / Wendy Schnipper Clayton
     -------------------------------------------
     Wendy Schnipper Clayton
     Attorney-In-Fact*

*Limited Power of Attorney filed with the SEC on September 10, 1998.

                                  SCHEDULE 13D

CUSIP NO. 94106P209                     PAGE 8 OF 8 PAGES


     The name and present principal occupation or employment of each executive officer and member of DDJ Capital Management, LLC and each director of the DDJ Affiliates are set forth below. The business address of each person and the address of the corporation or organization in which such employment is conducted is 141 Linden Street, Suite 4, Wellesley, MA 02482-7910. Mr. Breazzano and Ms. Mencher are U. S. citizens.


NAME             PRINCIPAL OCCUPATION OR EMPLOYMENT
=====            =======================================

David J. Breazzano    Principal of DDJ Capital Management, LLC, DDJ Galileo,
                 LLC, DDJ Copernicus, LLC and GP III-A, LLC

Judy K. Mencher  Principal of DDJ Capital Management, LLC, DDJ Galileo, LLC,
                 DDJ Copernicus, LLC, Vice President of DDJ Overseas Corporation, Director of Kepler Overseas Corp. and GP III-A, LLC